                      -SECURITIES AND EXCHANGE COMMISSION-
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                      Alliance Atlantis Communications Inc.
                      -------------------------------------
                                (Name of Issuer)

                              Class A Voting Shares
                              ---------------------
                         (Title of Class of Securities)

                                     01855R
                                     ------
                                 (CUSIP Number)

                  Fasken Campbell Godfrey, c/o Peter S. Ascherl
                Suite 4200, Toronto Dominion Bank Tower, Box 20,
                Toronto-Dominion Centre, Toronto, Canada M5K 1N6
                                 (416) 366-8381
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               December 31, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01855R                      13D                      Page 1 of 7 Pages

==================================================================================================================================
       1)          Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                         Kinowelt Medien AG
----------------------------------------------------------------------------------------------------------------------------------
       2)          Check the Appropriate Box if a Member of a Group  (See Instructions)

                         (a)
                         (b)      X
----------------------------------------------------------------------------------------------------------------------------------
       3)          SEC Use Only
----------------------------------------------------------------------------------------------------------------------------------
       4)          Source of Funds (See Instructions)

                   WC
----------------------------------------------------------------------------------------------------------------------------------
       5)          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------------------
       6)          Citizenship or Place of Organization

                         Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------------------
          Number             (7)     Sole Voting Power:
            of
          Shares                         462,842 Class A Voting Shares
         Owned by                        Cdn.$8,794,000 principal amount of 6.50% Convertible Unsecured
           Each                          Subordinated Debentures Beneficially due April 5, 2002 (immediately
         Reporting                       convertible into 462,842 Class A Voting Shares)
        Person with
                             -----------------------------------------------------------------------------------------------------
                             (8)     Shared Voting Power:

                                           None
                             -----------------------------------------------------------------------------------------------------
                             (9)     Sole Dispositive Power:

                                         462,842 Class A Voting Shares
                                         Cdn.$8,794,000 principal amount of
                                         6.50% Convertible Unsecured
                                         Subordinated Debentures due April 5,
                                         2002 (immediately convertible into
                                         462,842 Class A Voting Shares)
                             -----------------------------------------------------------------------------------------------------
                             (10)    Shared Dispositive Power:

                                           None
----------------------------------------------------------------------------------------------------------------------------------
       11)         Aggregate Amount Beneficially Owned by Each Reporting Person

                          462,842 Class A Voting Shares
                          Cdn.$8,794,000 principal amount of 6.50% Convertible
                          Unsecured Subordinated Debentures due April 5, 2002
                          (immediately convertible into 462,842 Class A Voting
                          Shares)
----------------------------------------------------------------------------------------------------------------------------------
       12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
                   (See Instructions)
----------------------------------------------------------------------------------------------------------------------------------



                                       2
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
----------------------------------------------------------------------------------------------------------------------------------
       13)         Percent of Class Represented by Amount in Row (11)
                          Assuming conversion of the Cdn.$8,794,000 principal
                          amount of Debentures into 462,842 Class A Voting
                          Shares, 17.48% of the Class A Voting Shares would be
                          represented by the amount in Row (11)
----------------------------------------------------------------------------------------------------------------------------------
       14)         Type of Reporting Person (See Instructions)
                          CO
==================================================================================================================================





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


ITEM 1              SECURITY AND ISSUER.


                    The title of the class of equity securities to which this statement relates is:

                           462,842 Class A Voting Shares (the "Shares") of Alliance Atlantis Communications Inc. (the "Issuer")

                           Cdn.$8,794,000 principal amount of 6.50% Convertible Unsecured Subordinated Debentures (the "Debentures") due April 5, 2002 (immediately convertible into 462,842 Class A Voting Shares of the Issuer)

                    The name of the Issuer and the address of its principal executive offices are:

                           Alliance Atlantis Communications Inc.
                           121 Bloor Street East
                           Suite 1500
                           Toronto, Ontario
                           M4W 3M5

ITEM 2              IDENTITY AND BACKGROUND.


                    (a) - (c) and (f):


                    Kinowelt Medien AGC ("Kinowelt") is a corporation formed under the laws of the Federal Republic of Germany and has a principal business address of 35 Schwere-Reiter-Strasse Geb. 14, Munich, Germany, D80797. The principal businesses of Kinowelt are theatrical distribution, television licensing and production, home entertainment, cinemas, film production, music rights, in-flight entertainment and merchandising.


                    The directors and executive officers of Kinowelt are as follows:

                                                                                     Present and Principal
                    Name                         Business Address                    Occupation or Employment
                    ----                         ----------------                    ------------------------
                    Rainer Kolmel                35 Schwere-Reiter-Strasse,          Chairman, Kinowelt Medien AG
                                                 Geb. 14
                                                 Munich, Germany
                                                 D80797

                    Eduard Unzeitig              35 Schwere-Reiter-Strasse,          Chief Financial Officer, Kinowelt
                                                 Geb. 14                             Medien AG
                                                 Munich, Germany
                                                 D80797

                    Michael Kolmel               35 Schwere-Reiter-Strasse, Geb. 14  Chairman, Kinowelt Medien AG
                                                 Geb. 14
                                                 Munich, Germany
                                                 D80797

                                                                                     Present and Principal
                    Name                         Business Address                    Occupation or Employment
                    ----                         ----------------                    ------------------------
                    Peter Bach                   35 Schwere-Reiter-Strasse,          Lawer,
                                                 Geb. 14                             Bach, Langheid & Dallmeier
                                                 Munich, Germany
                                                 D80797

                    Doris Apell-Kolmel           35 Schwere-Reiter-Strasse,          Art Historian
                                                 Geb. 14
                                                 Munich, Germany
                                                 D80797

                    Andreas Hofele               35 Schwere-Reiter-Strasse,          University Professor,
                                                 Geb. 14                             University of Heldelberg
                                                 Munich, Germany
                                                 D80797

                    Horst Zundorf                35 Schwere-Reiter-Strasse,          University Professor,
                                                 Geb. 14                             University of Hamburg
                                                 Munich, Germany
                                                 D80797

                    Hans-Joachim Richter         35 Schwere-Reiter-Strasse,          Vice President Marketing Eastern
                                                 Geb. 14                             Europe,
                                                 Munich, Germany                     Philip Morris Europe SA,
                                                 D80797                              Switzerland

                    Christian Sievernich         35 Schwere-Reiter-Strasse,          Producer
                                                 Geb. 14
                                                 Munich, Germany
                                                 D80797


                    (d) - (e)


                    During the last five years, neither the Reporting Person, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                    The aggregate purchase price for the Shares and the Debentures was Cdn.$25,919,152. The funds used by Kinowelt in such purchase were from working capital.


ITEM 4.             PURPOSE OF TRANSACTION.


                    As disclosed in Items 4 and 6 of the Schedule 13D dated September 14, 1999 filed by CAN-KKU GbR ("CAN-KKU"), it was CAN-KKU's intent to transfer the Shares and the Debentures to Kinowelt on or before December 31, 1999.

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                    The purpose of the transaction is to provide Kinowelt with a strategic investment in the business and operations of the Issuer. This investment provides Kinowelt with an enhanced presence in the Canadian entertainment industry.


ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The aggregate number and percentage of the Issuer's securities to which this Schedule 13D relates is as follows:

                                                     Amount of Beneficial
                    Title of Class                         Ownership                     Percentage of Class
                    --------------                         ---------                     -------------------
                    462,842 Class A Voting Shares           462,842                            9.57%

                    6.50% Convertible Unsecured         Cdn.$8,794,000                8.74% of Class A Voting
                    Subordinated Debentures due        principal amount             Shares (if fully converted)
                    April 5, 2002 (immediately
                    convertible into 462,842
                    Class A Voting Shares)

                    (b) Kinowelt has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares and the Debentures.


                    (c) The transaction described in Item 4 is the only transaction effected during the last sixty days by Kinowelt for the securities identified in this Item 5.


                    (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities identified in this Item 5.


                    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    On August 20, 1999, CAN-KKU acquired 6,276,318 special warrants (which were subsequently converted into 6,276,317 class B non-voting shares and one (1) class D special non-voting share) in the capital of the Issuer pursuant to the terms of a share purchase agreement (the "Agreement") between CAN-KKU and the Issuer dated July 29, 1999. All of CAN-KKU's rights and obligations under the Agreement were assigned to Kinowelt on December 31, 1999.

                    The Agreement requires, subject to applicable securities laws, that an additional 1.5 million class B non-voting shares of the Issuer (approximately 5%) be purchased in the public market on or before August 20, 2000. CAN-KKU has already purchased 926,000 class B non-voting shares pursuant to such obligation. Consequently, Kinowelt has an obligation to purchase an additional 574,000 class B non-voting shares of the Issuer on or before August 20, 2000.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.


                    N/A

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2000

KINOWELT MEDIEN AG
By

------------------------------------

/s/ EDUARD UNZEITIG
------------------------------------
Eduard Unzeitig

------------------------------------
CFO

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                                                                       Exhibit A

Loan Agreement between CAN-KKU and a bank omitted pursuant to Rule 24b-2 and filed separately with Commission.